

October 7, 2014

<u>Via E-mail</u>
William C. Losch III
Executive Vice President and
Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103

> **Re:** **First Horizon National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Response dated October 3, 2014**
> **File No. 000-15185**

Dear Mr. Losch:

We have reviewed your supplemental response and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10- K for the Fiscal Year Ended December 31, 2013</u>

<u>Exhibit 13</u>

<u>Asset Quality – Trend Analysis of 2013 compared to 2012</u>

<u>Table 19, page 39</u>

1. We have reviewed your response to our comment number one of your supplemental response dated October 3, 2014. Please expand the disclosure in the first table titled Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures in future filings to specifically state whether or not loans past due 90 days or more and still accruing are included in total nonperforming loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3492 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant